-3-

FOR IMMEDIATE RELEASE

                    Contact:       Christian Philco
                                   Panamerican Beverages, Inc.
                                   305/856-7100

                                   David Reno/Christina Johnson
                                   Sard Verbinnen & Co.
                                   212/687-8080

             PANAMCO REPORTS THIRD QUARTER 1999 FINANCIAL RESULTS

o Cash Operating Profit of $105.9 million reaches 17.5% of net sales; margin increases 40 bps

o Continued strong focus on controllable expenses; Cash Operating Expenses down 5.8%.

o    Total volume up 2.7%

o Reports net loss of $11.0 million, or $0.08 per share (basic and diluted), including foreign exchange losses of $10.1 million, mainly related to devaluations in Brazil, Colombia and Guatemala

o Market share increases in all countries, except Venezuela where we maintained our leadership position.

     MEXICO CITY, November 1, 1999 - Panamerican Beverages, Inc. (NYSE: PB), the largest soft drink bottler in Latin America and one of the world's largest Coca-Cola bottlers with operations in Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala, today reported 1999 third quarter results. For the third quarter of 1999, Panamco recorded Cash Operating Profit
(COP) of $105.9 million, a 6.7% decrease from $113.5 million in the 1998 third quarter. Excluding the effect of the Brazilian, Colombian and Guatemalan devaluations, third quarter 1999 COP was $117.3 million. Third quarter 1999 COP was 17.5% of net sales compared with 17.1% of net sales in the 1998 period, a 40 basis point improvement, reflecting strong expense control programs. Net sales for the 1999 third quarter were $605.1 million, down 8.8% from $663.5 million in the 1998 third quarter. Operating income was $42.8 million compared with $50.6 million in the 1998 third quarter.

     The net loss for the 1999 third quarter was $11.0 million, or $0.08 per share (basic and diluted), including $10.1 million or $0.07 per share of foreign exchange losses. This compares to


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                                      -4-


net income of $17.0 million, or $0.13 per share in the comparable 1998 period. Per share data is based on 129.7 million basic and 130.0 million diluted weighted average shares outstanding for the third quarter of 1999, compared to
129.5 million and 130.3 million, respectively, in the 1998 period.

     Francisco Sanchez-Loaeza, chairman and chief executive officer of Panamco, said, "While Panamco's third quarter results were impacted by continued macro-economic weakness in Colombia, Venezuela, Brazil and Guatemala, they also reflect our focus on cost reduction efforts in all our territories. During the period, Cash Operating Expenses decreased by 5.8% and our Cash Operating Profit margin improved by 40 basis points."

     Sanchez-Loaeza added: "Our innovative marketing and merchandising activities propelled volume growth in Brazil, Mexico and Central America, and increased our soft drink market share in most of our territories, most notably in Colombia where, with a gain of 4.7 points, we achieved an all-time high. In Brazil, our new marketing strategy boosted soft drink volume by more than 15% on a comparable basis (excluding R.O.S.A.) and restored operating profitability.

     "I am proud of our management team which has performed extremely well under adverse circumstances and enabled Panamco to sustain operating profitability despite major currency adjustments in three of our markets. We are confident that as economies improve, our continued focus on the controllables, paired with a disciplined capital expenditure program, will make us stronger than ever before," concluded Sanchez-Loaeza.

     Total consolidated unit case sales volume in the 1999 third quarter grew 2.7% to 294.6 million, from 286.8 million in the 1998 third quarter, and, on a comparable basis (excluding the new Brazil franchise acquired in September
1998) increased 1.2%. Consolidated soft drink sales volume for the period was flat at (0.4)%, reflecting declines of 14.0% in Colombia and 22.2% in Venezuela, mostly offset by increases of 5.5% in Mexico, 22.5% in Brazil and 4.8% in the Central American region. Consolidated unit case sales volume of bottled water increased 14.2% to 53.4 million, and unit case sales volume of beer sold in Brazil and, as of February 1999, in Venezuela, increased 8.5% to
15.9 million unit cases.

     Gross profit as a percentage of net sales increased to 51.0% during the 1999 third quarter from 49.6% in the 1998 period, primarily driven by cost savings in raw materials in several countries.

     Cash Operating Expenses (operating expenses minus depreciation and amortization) decreased 5.8% mainly due to tight expense controls and the effect of the Brazilian Real,


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                                      -5-


Colombian Peso and Guatemalan Quetzal devaluations, which were partially offset by the revaluation of the Mexican Peso during the third quarter 1999.


REGIONAL RESULTS

Mexico

     Panamco Mexico, which operates throughout central Mexico, excluding Mexico City, reported net sales of $212.6 million during the third quarter of 1999, an increase of 32.7% compared to the same quarter in 1998. Soft drink net sales grew 30.1% on volume growth of 5.5% to 70.0 million unit cases, and a price increase of 23.4% in dollar terms. Water volume grew 21.8% to 35.3 million unit cases, mainly due to increased coverage in franchise territories. During the quarter, Panamco Mexico increased its already strong soft drink market share by 0.3 points to 79.6%.

     COP increased 39.8% to $51.5 million, and as a percentage of net sales was 24.2% compared to 23.0% during the 1998 third quarter, mainly as a result of the factors noted above, as well as lower raw material costs.


Brazil

     Panamco Brasil, which operates in the Sao Paulo, Campinas, Santos and - as of September 1998 - Mato Grosso do Sul (R.O.S.A.) regions of Brazil, reported 1999 third quarter net sales of $117.0 million, a decrease of 42.2% from the 1998 quarter, due mainly to a 63.4% devaluation of the Real in 1999. Despite current economic conditions, unit case sales volume of soft drinks grew 22.5%, to 61.4 million, or 15.5% excluding the 3.1 million unit cases contributed by R.O.S.A., primarily as a result of Panamco's promotional pricing strategy. Beer volume grew 7.6% to 15.7 million unit cases, and bottled water volume increased 16.6% to 2.9 million unit cases. Panamco Brasil continued increasing its market leadership, with total soft drink market share reaching 58.6% in its territories, an increase of 4.4 share points over the same period of 1998 and an increase of 8.5 share points since our promotional pricing strategy was launched.

     COP decreased 54.9% to $9.0 million, or 7.7% of net sales, from 9.9% of net sales in the third quarter of 1998. This decrease was mainly due to the devaluation of the Brazilian Real.

     During the quarter, Panamco Brasil recorded an equity loss in earnings of Cervejarias Kaiser of $1.4 million, and an exchange loss of $7.0 million.


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                                      -6-


Colombia

     Panamco Colombia, which operates throughout Colombia, reported net sales of $90.5 million for the 1999 third quarter, down 25.9% from the year-ago quarter. The revenue decline was mainly due to a 32.2% devaluation of the Colombian Peso over a 12-month period and to decreases in soft drink and water volumes of 14.0% and 8.0%, respectively, to 38.0 million and 9.6 million unit cases, partially offset by price increases of 13.7% in local currency. Volume decreases were attributable to the economic recession, currency devaluation and to political turmoil in the country. Despite these conditions, Panamco Colombia continued strengthening its position in the market, achieving a record high market share of 65.4% in the month of September 1999, up 4.7 share points versus the comparable period last year.

     COP decreased 34.2% to $18.2 million, or 20.1% of net sales, compared to 22.6% of net sales in the same period in 1998, mainly due to the devaluation of the Colombian peso and to lower sales volume.


Venezuela

     For the third quarter of 1999, Panamco Venezuela, which operates throughout Venezuela, reported net sales of $134.3 million, up 3.6% from the 1998 third quarter. Price increases totaling 26.0% in dollar terms were largely offset by a 17.8% decrease in total sales volume to 43.2 million unit cases, mainly as a result of difficult economic conditions in the country. Panamco Venezuela's soft drink market share continued to be strong at 69.5%.

     COP was $20.3 million, or 15.1% of net sales, compared with 17.0% of net sales in the third quarter of 1998. The lower COP margin was due mainly to a 17% salary increase in late May 1999, whose impact was fully felt in the third quarter.


Central America

     Panamco's Central American region, which includes franchises covering all of Costa Rica and Nicaragua, and half of Guatemala, including Guatemala City, reported net sales of $50.8 million for the third quarter of 1999, an increase of 3.1% from $49.3 million in the 1998 quarter. The increase was attributable to volume growth of 6.6% to 17.8 million unit cases, partially offset by a 20.3% devaluation of the Guatemalan Quetzal. Soft drink volume grew 4.8% to
16.8 million unit cases and water volume was up 62.9% to 0.9 million unit cases. Panamco's market share in the region increased to 91.0% in Costa Rica, 42.7% in Guatemala and 81.9% in Nicaragua.


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                                      -7-


     COP in the 1999 third quarter increased 9.7% to $10.4 million, or 20.5% of net sales compared to 19.3% of net sales in the third quarter of 1998, due mainly to lower raw material costs and other cost savings in all countries. This was partially offset by higher selling and administrative expenses in Costa Rica and Guatemala.


NINE MONTHS RESULTS

     For the nine months ended September 30, 1999, consolidated net sales were $1.8 billion, a decrease of 13.7% from $2.1 billion in the same period in 1998. COP declined 22.0% during the first nine months of 1999 to $285.6 million. The Company reported a net loss for the first nine months of 1999 of $51.5 million, or $0.40 per share (basic and diluted), compared to net income of $97.0 million, or $0.75 per share basic and $0.74 per share diluted for the same period in 1998. Basic and diluted earnings per share for the first nine months of 1999 are based on 129.7 million and 130.5 million weighted average shares outstanding, respectively, compared to 129.5 million and 130.6 million in the first nine months of 1998.

     Panamco is the largest soft drink bottler in Latin America and one of the world's largest bottlers of the soft drink products of The Coca-Cola Company. The Company produces and distributes substantially all Coca-Cola soft drink products in its franchise territories in Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala, along with bottled water, beer and other beverages. Panamco is an anchor bottler of The Coca-Cola Company.



Statements made in this press release that are not historical in nature may include "forward-looking statements" within the meaning of U.S. federal securities laws. It is important to note that these statements involve a number of risks, uncertainties and other factors that could cause Panamco's actual results to differ materially from those included in such forward-looking statements. Information concerning such factors is contained in Panamco's Annual Report on Form 20-F for the year ended December 31, 1998, and other documents subsequently filed by Panamco with the U.S. Securities and Exchange Commission (the "SEC"), all of which are available from the SEC.

                                      ###

                                [tables to follow]




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

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
              CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                                 ( unaudited )
       ( Stated in thousands of U.S. dollars, except per share amounts )

                                                  For the three months ended     For the nine months ended
                                                       September 30,                  September 30,
                                                 ------------------------------- ----------------------------
                                                     1999             1998          1999            1998
                                                 --------------   -------------- -------------    -----------
Net sales                                           $605,118          $663,477    $1,780,472       $2,064,122

Cost of sales, excluding depreciation                296,239           334,338       881,911        1,053,956
and amortization                                 --------------   -------------- --------------   -------------

      Gross profit                                   308,879           329,139       898,561        1,010,166

Operating expenses:

Selling, general and administrative                  203,029           215,634       612,920            644,141
Depreciation and amortization, excluding goodwill     53,951            53,997       161,606            156,549
Amortization of goodwill                               9,066             8,871        27,243             26,307
                                                  --------------  -------------- --------------   -------------

                                                     266,046           278,502       801,769            826,997
                                                  --------------  -------------- --------------   -------------

      Operating income                                42,833            50,637        96,792            183,169

Interest income ( expense ), net                     (23,089)          (19,076)      (69,905)           (56,280)
Other income ( expense ), net                        (12,975)              (63)      (40,054)            18,316
                                                  --------------  -------------- --------------   -------------
      Income (loss) before income taxes                6,769            31,498       (13,167)           145,205

Income taxes                                          16,693            13,415        35,872             44,389
                                                  --------------  -------------- --------------   -------------

      Income (loss) before minority interest          (9,924)           18,083       (49,039)           100,816

Minority interest in earnings of subsidiaries          1,054             1,103         2,482              3,819
                                                  --------------  -------------- --------------   -------------

      Net income (loss)                             ($10,978)          $16,980      ($51,521)           $96,997
                                                  ==============  ============== ==============   ==============

      Cash Operating Profit (Operating income
      plus depreciation and amortization)           $105,850          $113,505      $285,641           $366,025
                                                  ==============  ============== ==============   ==============


      Basic earnings per share                     ($  0.08)           $  0.13     ($  0.40)            $  0.75
                                                 ==============  ============== ==============   ==============

      Weighted basic average shares
      outstanding, in thousands                      129,705           129,543       129,686            129,516
                                                 ==============  ============== ==============   ==============

      Diluted earnings per share                   ($  0.08)            $ 0.13     ($  0.40)             $ 0.74
                                                 ==============  ============== ==============   ==============

    Weighted diluted average shares
    outstanding, in thousands                        130,052           130,267      130,524             130,580
                                                 ==============  ============== ==============   ==============

                                            PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                                                CONDENSED CONSOLIDATED BALANCE SHEETS
                                                            ( unaudited )
                                               ( Stated in thousands of U.S. dollars )
                                        9/30/99          12/31/98                                        9/30/99          12/31/98

           A S S E T S                                                            LIABILITIES
Current assets:                                                      Current liabilities:
  Cash and equivalents                 $247,605         $131,152       Bank loans                      $124,956         $302,063
  Accounts receivable, net              113,420          175,008       Current portion of LTD            75,251           55,332
  Inventories, net                      129,388          149,387       Accounts payable                 134,313          207,217
  Other                                  23,035           30,231       Other                            120,402          114,076
                                   ------------     ------------                                    -----------     ------------
Total current assets                    513,448          485,778       Total current liabilities        454,922          678,688


                                                                       Long-term liabilities:
                                                                         Long-term debt               1,190,147          771,267
                                                                         Other                          179,502          193,258
                                                                                                    -----------     ------------
  Investment                            177,770           43,990       Total long-term liabilities    1,369,649          964,525
  Fixed assets, net                   1,534,511        1,645,199
  Goodwill, net                       1,295,058        1,347,446       Minority interest                 29,713           26,243
  Other assets, net                     116,629          125,277       Shareholders' equity           1,783,132        1,978,234
                                   ------------      -----------
Total assets                         $3,637,416       $3,647,690       Total liabilities/equity      $3,637,416       $3,647,690
                                   ============      ============                                   ============     ============

                                                           PANAMCO MEXICO
                                                            ( unaudited )
                                                       (Dollars in thousands)

                                                        Three months ended           Nine months ended
                                                           September 30                September 30
                                                     ------------------------------- ----------------------------
                                                         1999             1998          1999            1998
                                                     --------------   -------------- -------------    -----------
Income statement data:
  Net sales                                            $212,631         $160,289      $586,886        $477,563

  Cost of sales, excluding depreciation and              99,079           75,408       278,881         228,141
  amortization                                        ---------        ---------     ---------       ---------

  Gross profit                                          113,552           84,881       308,005         249,422

  Operating expenses:
  Selling, general and administrative                    62,096            48,074      180,789          153,175
  Depreciation and amortization, excluding goodwill       9,785             8,954       27,421           24,378
  Amortization of goodwill                                  748               711        2,191            2,134
                                                      ---------         ---------    ---------        ---------
  Operating income                                      $40,923           $27,142      $97,604          $69,735
                                                     ==========        ==========   ==========       ==========

  Net income attributable to Panamco                    $24,381           $14,980      $60,568          $43,575
                                                     ==========        ==========   ==========       ==========

  Cash Operating Profit                                 $51,456           $36,807     $127,216          $96,247
                                                     ==========        ==========   ==========       ==========

Unit case sales data (in millions):
   Soft drinks                                             70.0              66.4        203.1            191.6
   Water                                                   35.3              29.0        104.6             83.4
   Other products                                           0.6               0.3          1.8              1.0



                                                           PANAMCO BRASIL
                                                            ( unaudited )
                                                       (Dollars in thousands)

                                                        Three months ended           Nine months ended
                                                           September 30                September 30
                                                     ------------------------------- ----------------------------
                                                         1999             1998          1999            1998
                                                     --------------   -------------- -------------    -----------
Income statement data:
  Net sales                                            $116,976          $202,379      $368,293        $661,422

  Cost of sales, excluding depreciation and              70,173           119,106       226,309         397,839
  amortization                                          --------         --------     ---------        --------

  Gross profit                                           46,803            83,273       141,984         263,583


  Operating expenses:

  Selling, general and administrative                    37,814            63,330       115,428         190,377
  Depreciation and amortization, excluding goodwill       7,190            10,440        24,039          34,500
  Amortization of goodwill                                  467               304         1,492             932
                                                      ---------        ----------    ----------        ---------
  Operating income                                       $1,332            $9,199        $1,025         $37,774
                                                     ==========        ==========    ==========      ==========

  Net income (loss) attributable to Panamco            ($9,043)           $4,878      ($36,377)        $26,672
                                                     ==========        ==========    ==========      ==========

  Cash Operating Profit                                  $8,989           $19,943       $26,556         $73,206
                                                     ==========        ==========    ==========      ==========

Unit case sales data (in millions):
   Soft drinks                                             61.4              50.2        168.3            158.5
   Water                                                    2.9               2.4          9.2              7.6
   Beer                                                    15.7              14.6         43.1             41.9

                                      -11-

                                                          PANAMCO COLOMBIA
                                                            ( unaudited )
                                                       (Dollars in thousands)

                                                        Three months ended           Nine months ended
                                                           September 30                September 30
                                                     ------------------------------- ----------------------------
                                                         1999             1998          1999            1998
                                                     --------------   -------------- -------------    -----------
Income statement data:
  Net sales                                             $90,456          $121,991      $295,965        $372,544

  Cost of sales, excluding depreciation and              40,996            52,945       131,602         165,269
  amortization                                       ----------        ----------    ----------      ----------

  Gross profit                                           49,460            69,046       164,363         207,275

  Operating expenses:
  Selling, general and administrative                    31,287            41,445       108,983         120,987
  Depreciation and amortization                          14,949            13,791        44,082          40,706
                                                     ----------        ----------    ----------      ----------
  Operating income                                       $3,224            13,810       $11,298         $45,582
                                                     ==========        ==========    ==========      ==========

  Net income attributable to Panamco                     $2,428           $13,641        $7,715         $40,807
                                                     ==========        ==========    ==========      ==========

  Cash Operating Profit                                 $18,173            27,601        55,380          86,288
                                                     ==========        ==========    ==========      ==========

Unit case sales data (in millions):
  Soft drinks                                              38.0              44.2         113.3           142.2
  Water                                                     9.6              10.4          29.3            34.0



                                                          PANAMCO VENEZUELA
                                                            ( unaudited )
                                                       (Dollars in thousands)

                                                        Three months ended           Nine months ended
                                                           September 30                September 30
                                                     ------------------------------- ----------------------------
                                                         1999             1998          1999            1998
                                                     --------------   -------------- -------------    -----------
Income statement data:
  Net sales                                             $134,290         $129,562      $372,213        $412,595

  Cost of sales, excluding depreciation and               61,727           62,574       171,553         196,501
  amortization                                        ----------       ----------    ----------      ----------

  Gross profit                                            72,563           66,988       200,660         216,094

  Operating expenses:
  Selling, general and administrative                     52,253           44,932       149,876         134,072
  Depreciation and amortization                           18,028           16,329        54,049          47,329
                                                      ----------       ----------    ----------      ----------
  Operating income (loss)                                 $2,282           $5,727      ($3,265)         $34,693
                                                      ==========       ==========    ==========      ==========

  Net income (loss) attributable to Panamco             ($6,345)           $4,272     ($21,411)         $29,224
                                                      ==========       ==========    ==========      ==========

  Cash Operating Profit                                 $20,310           $22,056      $50,784          $82,022
                                                      ==========       ==========    ==========      ==========

Unit case sales data (in millions):
  Soft drinks                                              36.4              46.8        110.5            147.9
  Water                                                     4.8               4.4         13.3              9.5
  Other products                                            1.9               1.4          4.8              4.6
  Beer                                                      0.1              -             0.3         -

                                                       PANAMCO CENTRAL AMERICA
                                                            ( unaudited )
                                                       (Dollars in thousands)

                                                        Three months ended           Nine months ended
                                                           September 30                September 30
                                                     ------------------------------- ----------------------------
                                                         1999             1998          1999            1998
                                                     --------------   -------------- -------------    -----------
Income statement data:
  Net sales                                              $50,765          $49,256      $157,115        $139,998

  Cost of sales, excluding depreciation and               24,264           24,305        73,566          66,206
  amortization                                        ----------       ----------      --------      ----------


  Gross profit                                            26,501           24,951        83,549          73,792

  Operating expenses:

  Selling, general and administrative                     16,071           15,446        50,206          44,508
  Depreciation and amortization, excluding goodwill        4,406            4,773        13,332          10,507
  Amortization of goodwill                                    63               71           196             219
                                                      ----------       ----------      --------      ----------

  Operating income                                        $5,961           $4,661       $19,815         $18,558
                                                      ==========       ==========      =========     ==========

  Net income attributable to Panamco                      $2,271           $3,094        $9,562         $12,001
                                                      ==========       ==========      =========     ==========

  Cash Operating Profit                                  $10,430           $9,505       $33,343         $29,284
                                                      ==========       ==========       ==========   ==========

Unit case sales data (in millions):
   Soft drinks                                              16.8             16.0          51.2            45.8
   Water                                                     0.9              0.6           2.7             1.5
   Other products                                            0.1              0.2           0.4             0.4

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PANAMERICAN BEVERAGES INC.,
                                               (Registrant)


                                        by:/s/ Paulo J. Sacchi
                                           -------------------
                                           Name:  Paulo J. Sacchi
                                           Title: Senior Vice President -
                                                  Finance and Treasurer

Dated:  November 3, 1999